Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Turquoise Hill Resources Ltd. (the Company)

615 - 999 Canada Place

Vancouver, British Columbia V6C 3E1

Canada

2.	Date of Material Change

July 27, 2013.

3.	News Release

A news release was issued on July 28, 2013 and was disseminated through the facilities of the Marketwired newswire service. A copy of the press release was filed on SEDAR.

4.	Summary of Material Change

On July 28, 2013, the Company announced that it had received notification from the Government of Mongolia that project financing for Oyu Tolgoi would now require approval of the Mongolian Parliament. Due to the need for parliamentary approval, it is likely to take some time to gain the necessary consent to finalize project financing. As a result, the Company and Rio Tinto determined that funding and development of the Oyu Tolgoi underground will be delayed until matters with the Mongolian Government can be resolved and a new timetable has been agreed.

In the meantime, the Company continues to engage with Rio Tinto and the Government of Mongolia to finalize project financing. Operations of the open-pit mine, commissioning of the concentrator and the ongoing export of concentrate from Oyu Tolgoi will continue.

5.	Full Description of Material Change

On July 28, 2013, the Company announced that it had received notification from the Government of Mongolia that project financing for Oyu Tolgoi would now require approval of the Mongolian Parliament. Due to the need for parliamentary approval, it is likely to take some time to gain the necessary consent to finalize project financing. As a result, the Company and Rio Tinto determined that funding and development of the Oyu Tolgoi underground will be delayed until matters with the Mongolian Government can be resolved and a new timetable has been agreed.

In the meantime, the Company continues to engage with Rio Tinto and the Government of Mongolia to finalize project financing. Operations of the open-pit mine, commissioning of the concentrator and the ongoing export of concentrate from Oyu Tolgoi will continue.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

The name and business number of the officer of the Company through whom an executive officer who is knowledgeable of the material change and this report may be contacted is:

Allison Snetsinger

Assistant Corporate Secretary

615 - 999 Canada Place

Vancouver, British Columbia

V6C 3E1

Telephone: (604) 331-9876

9.	Date of Report

August 6, 2013.

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